15026958

SECUR[redacted]SION

SEC Mail Processing Section
JUN 25 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/14 (MM/DD/YY) AND ENDING 04/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSA Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11311 McCormick Road, 5th Floor
(No. and Street)

Hunt Valley (City) Maryland (State) 21031-8622 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Sweet (443) 798-7497
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

RECEIVED
2015 JUN 25 AM 11:45
SEC / MR

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Sweet, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PSA Equities, Inc., as of April 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

State of: MARYLAND

County of: HARFORD

The foregoing instrument was acknowledged before me this 19TH day of JUNE, 2015

By: DENISE PATRICIA HARRIS
[Notary Public Name Printed]

My Commission Expires: 10/16/2016

[signature]
[Notary Public Signature]

Denise Patricia Harris
Notary Public Harford County, MD
My commission expires 10/16/2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

TABLE OF CONTENTS

FOR THE YEAR ENDED APRIL 30, 2015

ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax: 410.785.9784
www.arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
PSA Equities, Inc.

We have audited the accompanying financial statements of PSA Equities, Inc. (the Company), which comprise the statement of financial condition as of April 30, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSA Equities, Inc. as of April 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 10 and 11 have been subjected to audit procedures performed in conjunction with the audit of PSA Equities, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with Rules 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
June 19, 2015

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2015

ASSETS		
Cash	$	87,593
Commissions receivable		27,491
Due from affiliates, net		1,071,422
Prepaid expenses and other assets		7,375
Total assets	$	1,193,881
LIABILITIES		
Commissions payable	$	15,928
Income tax payable		5,571
Deferred tax liability		3,461
Total liabilities		24,960
STOCKHOLDER'S EQUITY		
Common stock – 5,000, no par value; shares authorized; 100 shares issued and outstanding		4,000
Additional paid-in capital		1,000
Retained earnings		1,163,921
Total stockholder's equity		1,168,921
Total liabilities and stockholder's equity	$	1,193,881

See accompanying notes.

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED APRIL 30, 2015

REVENUE	
Commission income	$ 537,495
Fee income	706
Total revenue	538,201
EXPENSES	
Commission expense	126,663
Salaries and other compensation	218,822
Computer expenses and data processing	20,891
Licensing fees	17,328
Other operating expenses	19,323
Professional fees	21,560
Total expenses	424,587
Income from operations	113,614
OTHER EXPENSES	
Interest expense	0
Income before provision for income tax expense	113,614
PROVISION FOR INCOME TAX EXPENSE	(44,816)
NET INCOME	$ 68,798

See accompanying notes.

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED APRIL 30, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at April 30, 2014	$ 4,000	$ 1,000	$ 1,095,123	$ 1,100,123
Net income for the year ended April 30, 2015	-	-	68,798	68,798
Balances at April 30, 2015	$ 4,000	$ 1,000	$ 1,163,921	$ 1,168,921

See accompanying notes.

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 30, 2015

Cash flows provided by operating activities		
Net income	$	68,798
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Effects of changes in assets and liabilities:		
Commissions receivable		6,049
Due from affiliates, net		(38,829)
Income tax receivable		3,733
Prepaid expenses and other assets		379
Commissions payable		(5,597)
Income tax payable		5,571
Deferred income tax		(149)
Net cash and cash equivalents provided by operating activities		39,955
Cash – beginning of year		47,638
Cash – end of year	$	87,593
Supplemental Disclosure of Cash Flow Information		
Income taxes paid	$	81,913

See accompanying notes.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business

PSA Equities, Inc. (the Company) is incorporated in the State of Maryland and is a broker/dealer of securities. The Company is a wholly-owned subsidiary of PSA Financial, Inc., an indirectly wholly-owned subsidiary of PSA Insurance & Financial Services, LLC. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company currently operates pursuant to the exemptive provisions of paragraph (k)(1) of Rule 15c3-3. This prohibits the Company from doing business in anything other than mutual funds and variable annuities and also prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities.

B. Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the "Codification") is the single source of U.S. GAAP.

C. Use of Estimates in Preparing Financial Statements

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, expenses, and their related disclosures to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

D. Commission Income and Expense

The Company enters into sales agreements with third party mutual funds and insurance companies. The services are performed by the sales personnel of the Parent. The Company's commission income is earned from the third party mutual funds and insurance companies through the brokering of securities transactions. Substantially all commission income is recorded when the services are provided and the income is reasonably determinable.

A portion of the commission income is paid to the sales personnel of the Parent pursuant to the applicable employment agreements between such personnel and the Parent. The amounts paid to the sales personnel are recorded in commission expense in the statement of operations. Commission expense is incurred and recorded when the commission income has been received by the Company.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Note 2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from mutual fund companies relating to client security transactions originated by the Company.

The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of commissions receivable. Based on historical collection experience and a review of current commissions receivable, the Company believes all commissions receivable will be collected. Accordingly, no allowance for doubtful accounts has been recorded as of April 30, 2015.

Note 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2015, the Company had net capital of $77,007, which was $72,007 in excess of its required net capital, and the Company's net capital ratio was 0.28 to 1.

Note 4. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the year ended April 30, 2015 personnel costs totaling $218,822 were charged to, and paid by, the Company. The Parent is obligated to pay all indirect expenses of the Company. The Company has no obligation to reimburse or otherwise compensate the Parent for settling the liability related to all or portions of such costs, and the amount of these costs is not determined. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company does not maintain an operating cash account to pay expenses. All direct expenses of the Company are paid by the Parent and reimbursed by the Company.

Note 4. RELATED PARTY TRANSACTIONS (CONTINUED)

The due from affiliates represents a receivable from P.S.A. Holdings, Inc. ("Holdings"), a related party, and is the result of cash transferred from the Company to Holdings in order to pay expenses on behalf of the Company. As of April 30, 2015, transfers of cash from the Company to Holdings exceeded the expenses paid by Holdings on behalf of the Company. The receivable will be settled through future expense payments by Holdings on behalf of the Company and by the sale proceeds on the pending sale of the PSA Equities division of the parent company.

Note 5. INCOME TAXES

The Company files a consolidated U.S. federal tax return with its Parent. The Company has elected to allocate its portion of the current and deferred taxes by treating its operations as if it were a stand-alone entity. The provision for income tax differs from the provision that would result from applying federal statutory rates to income before provision for income tax due primarily to the effect of state taxes. The Company has reduced its amount due from affiliates as of April 30, 2015 as a result of the income tax provision, as the Parent will pay income taxes on behalf of the Company. The Company files a stand-alone state tax return, and as a result, the Company has recorded income taxes payable of $5,571 as of April 30, 2015. The Company has recorded a deferred tax liability totaling $3,461 as of April 30, 2015.

The provision for income taxes for the year ended April 30, 2015 consists of:

	Current	Deferred	Total
Federal	$ 35,561	$ (118)	$ 35,443
State	9,404	(31)	9,373
	$ 44,965	$ (149)	$ 44,816

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

United States statutory rate	34.00 %
State income taxes (net of federal benefit)	8.25 %
Other	(2.80)%
Effective rate	39.45 %

The components of the net deferred tax liability as of April 30, 2014 are as follows:

Deferred tax liabilities:	
Prepaid expenses	$ 3,461

The difference between the Company's reported income tax provision and the income tax provision that would have resulted from applying federal statutory tax rates to the pre-tax income from operations relates to the effect of permanent differences and state income taxes.

The Company has adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as of April 30, 2015.

Note 5. INCOME TAXES (CONTINUED)

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of April 30, 2015.

The federal and state income tax returns of the Company for 2015, 2014, 2013, and 2012 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Note 6. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. SUBSEQUENT EVENTS

Management evaluated subsequent events through June 19, 2015, the date the financial statements were issued, and has determined there is one subsequent event that requires disclosure. The Parent Company is in discussions to sell its wealth management practice to another firm. PSA Equities, Inc. will not be included in the transaction but will discontinue operations once the transaction is completed. The purchase agreement is expected to be signed in June 2015, at which time management will have 120 days to transfer all of the accounts to the buyer's platform.

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

SUPPLEMENTARY INFORMATION

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2015

Total stockholder's equity		$ 1,168,921
Deductions for nonallowable assets		
Commissions receivable	$ 13,117	
Due from affiliate	1,071,422	
Prepaid expenses and other assets	7,375	1,091,914
Net capital		77,007
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 72,007
Net capital less 120% of minimum net capital required		$ 71,007
Total aggregate indebtedness (Note 1 below)		$ 21,499
Percentage of aggregate indebtedness to net capital		27.92 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c3-1 contained above and the corresponding computation prepared by, and included in, the Company's unaudited original Part II Focus Report filing as of April 30, 2015 and no differences between the computation above and the Company's unaudited amended Part II Focus Report filings as of April 30, 2015.

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at April 30, 2015 is as follows:

Total liabilities	$ 24,960
Less deferred tax liability	3,461
Aggregate indebtedness	$ 21,499

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

APRIL 30, 2015

Member exempt under 15c3-3(k)(1) as the Company conducts Limited Business (mutual funds and variable annuities only) and does not carry client assets.

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING EXEMPTION REPORT

AND

EXEMPTION REPORT PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended April 30, 2015

ARTHUR BELL CPAs
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030

Tel: 410.771.0001 | Fax 410.785.9784
www arthurbellcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
PSA Equities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) PSA Equities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which PSA Equities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) PSA Equities, Inc. stated that PSA Equities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PSA Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PSA Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
June 19, 2015

PSA Equities, Inc.
Exemption Report

PSA Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

PSA EQUITIES, INC.

I, Raymond Sweet, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer, PSA Equities, Inc.

Date of report: 6/19/15

PSA Equities, Inc.
Exemption Report

PSA Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

PSA EQUITIES, INC.

I, Raymond Sweet, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer, PSA Equities, Inc.

Date of report: 6/19/15